# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gogoro Inc., CIK 0001886190
CUSIP: G9491K139
Title of class of securities: Ordinary shares, par value $0.002 per share
Address of issuer's principal executive offices: 11F, Building C, No. 225, Section 2, Chang'an E. Rd., SongShan district, Taipei City, Taiwan (F5), 105
Date of event which requires filing of this statement: 03/11/2026
Filed by CIK 0001923287
Persons authorized to receive notices and communications: Gold Sino Assets Limited, Vistra Corporate Services Centre, Ground Floor, NPF Building, Beach Road, Apia, Samoa (Y0), Ext 5501, 886-2-8161-9888

## Reporting persons
- Gold Sino Assets Limited (CIK 0001923287): type of reporting person: other (OO); citizenship or place of organization: Samoa (Y0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 10,103,591; sole dispositive power 0; shared dispositive power 10,103,591; aggregate amount beneficially owned 10,103,591 (49.01% of the class)
  Comment: Rows 8, 10 and 11 -
  
  Represents (i) 4,261,657 ordinary shares of the Issuer, par value US$0.002 per share ("Ordinary Shares") held by Gold Sino Assets Limited ("Gold Sino") as of the date hereof, (ii) 541,934 Ordinary Shares issuable as of the date hereof upon the exercise of the warrant issued to Gold Sino pursuant to a share and warrant purchase agreement, dated as of May 31, 2024 by and between the Issuer and Gold Sino (the "Warrant"), as adjusted upon the completion of the 1-for-20 share consolidation as reported in the Issuer's Form 6-K filed on September 16, 2025, and (iii) 5,300,000 Ordinary Shares to be acquired by Gold Sino at the closing (the "Closing") of the transaction contemplated by the share purchase agreement, dated March 11, 2026 by and between the Issuer and Gold Sino (the "Share Purchase Agreement"). Each Ordinary Share is entitled to one (1) vote per share.
  
  Row 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on 14,773,513 Ordinary Shares, issued and outstanding as of February 28, 2026, as determined based on the records of the Issuer and assuming the issuance of Ordinary Shares issuable at the Closing pursuant to the Share Purchase Agreement and upon the exercise of the Warrant.
- SAMUEL YIN: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 10,103,591; sole dispositive power 0; shared dispositive power 10,103,591; aggregate amount beneficially owned 10,103,591 (49.01% of the class)
  Comment: Rows 8, 10 and 11 -
  
  Represents (i) 4,261,657 Ordinary Shares held by Gold Sino as of the date hereof, (ii) 541,934 Ordinary Shares issuable upon the exercise of the Warrant as of the date hereof, and (iii) 5,300,000 Ordinary Shares to be acquired by Gold Sino at the Closing of the transaction contemplated by the Share Purchase Agreement. Each Ordinary Share is entitled to one (1) vote per share. Mr. Samuel Yin is the sole shareholder of Gold Sino and has voting and dispositive power over all the shares held by Gold Sino.
  
  Row 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on 14,773,513 Ordinary Shares, issued and outstanding as of February 28, 2026, as determined based on the records of the Issuer and assuming the issuance of Ordinary Shares issuable at the Closing pursuant to the Share Purchase Agreement and upon the exercise of the Warrant.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.002 per share
Name of issuer: Gogoro Inc.
Address of issuer's principal executive offices: 11F, Building C, No. 225, Section 2, Chang'an E. Rd., SongShan district, Taipei City, Taiwan (F5), 105
Comment:
This Amendment No. 2 to Schedule 13D (this "Amendment") hereby amends the initial Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission" or "SEC") on April 14, 2022, as amended by Amendment No. 1 thereto filed with the SEC on June 5, 2024 (as so amended, the "Schedule 13D"), on behalf of (i) Gold Sino Assets Limited, a Samoa company ("Gold Sino"), and (ii) Mr. Samuel Yin, a citizen of Taiwan and the sole shareholder of Gold Sino ("Mr. Yin" and together with Gold Sino, collectively, the "Reporting Persons" and each, a "Reporting Person"). Except as amended and supplemented herein, the information set forth in the Schedule 13D remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Schedule 13D.

The Issuer's ordinary shares are listed on the Nasdaq Global Select Market under the symbol "GGR".

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being jointly filed by (i) Gold Sino Assets Limited, a Samoa company, and (ii) Mr. Samuel Yin, a citizen of Taiwan and the sole shareholder of Gold Sino. Samuel Yin is the sole shareholder of Gold Sino and has voting and dispositive power over the shares held by Gold Sino. Yang Wen Chun is a citizen of Taiwan and the sole director of Gold Sino ("Ms. Yang"). Ms. Yang does not have or share any voting power or investment power with respect to the securities being reported on the Schedule 13D.

The Reporting Persons have entered into a joint filing agreement dated as of June 4, 2024, a copy of which is attached as Exhibit 99.1 to the Reporting Person's Schedule 13D furnished to the SEC on June 5, 2024 and incorporated herein by reference.
Residence or business address:
The address for the principal business office of Gold Sino is:

Vistra Corporate Services Centre Ground Floor

NPF Building Beach Road, Apia, Samoa

The address for the principal business office of Mr. Yin is:

T/F, 308 Bade Road, Section 2, Taipei, Taiwan

The address for the principal business office of Ms. Yang is:

T/F, 308 Bade Road, Section 2, Taipei, Taiwan
Present principal occupation or employment: The principal business of Gold Sino is as a holding company of its passive investment. It does not conduct any other businesses. Gold Sino holds or owns various types of assets including shares of listed companies such as the Issuer and private equity. Mr. Yin is the sole shareholder of Gold Sino and chairman of Ruentex Group. Ms. Yang is the sole director of Gold Sino and an employee of Ruentex Group.
Criminal convictions in the last five years: Neither the Reporting Persons nor Ms. Yang has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Persons nor Ms. Yang has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs:

On March 11, 2026, the Issuer and Gold Sino entered into a Share Purchase Agreement (the "Share Purchase Agreement"), pursuant to which the Issuer agrees to issue and allot to Gold Sino, and Gold Sino agrees to subscribe for and purchase from the Issuer, 5,300,000 ordinary shares of the Issuer, par value US$0.002 per share (the "Ordinary Shares", and such Ordinary Shares purchased by Gold Sino under the Share Purchase Agreement, the "Purchased Shares") for an aggregate purchase price of USD16,695,000, at the closing (the "Closing") of the transaction contemplated thereby, subject to the terms and conditions set forth in the Share Purchase Agreement. The funds used to purchase such Ordinary Shares under the Share Purchase Agreement were from the working capital of Gold Sino.

A copy of the Share Purchase Agreement was attached as Exhibit 10.1 to the Issuer's current report on Form 6-K furnished to the SEC on March 12, 2026 and incorporated herein by reference.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

Except as set forth in the Schedule 13D, neither the Reporting Persons nor Ms. Yang has any present intention to acquire additional securities of the Issuer. The Reporting Persons and Ms. Yang intend to review their respective investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, (iii) to undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Ordinary Shares not held by the Reporting Persons or a merger, acquisition, consolidation or other business combination or reorganization involving the Issuer or (iv) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, as amended. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons and Ms. Yang specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their respective course of action (as well as to the specific elements thereof), the Reporting Persons and Ms. Yang each currently expects that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person or Ms. Yang; developments with respect to the business of the Reporting Persons or Ms. Yang; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer and currency fluctuations.

The information set forth in or incorporated by reference into Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and the responses of each Reporting Person to Rows 7 through 13 of the cover pages of the Schedule 13D are hereby incorporated by reference in its entirety into this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in the Schedule 13D, no transactions in the Ordinary Shares were effected by the Reporting Persons or Ms. Yang during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in the Schedule 13D, to the best knowledge of the Reporting Persons and Ms. Yang, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs:

Pursuant to the Share Purchase Agreement, without the express prior written invitation or consent of the Issuer's board of directors, Gold Sino shall not, and shall cause its affiliates and any representatives acting on its or any of its affiliates' behalf not to, in any manner, directly or indirectly: (i) effect or seek, offer or propose (whether publicly or otherwise) to effect, or participate in, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect, or participate in, (A) any acquisition of any securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof), or any assets, or businesses of the Issuer, (B) any tender offer or exchange offer, merger or other business combination involving the Issuer, any of the assets or the subsidiaries of the Issuer constituting a material portion of the consolidated assets of the Issuer and its subsidiaries, (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or (D) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Commission) or consents to vote any securities of the Issuer, including soliciting consents or taking other action with respect to the calling of a special meeting of the Issuer's shareholders; (ii) form, join or in any way participate in a "group" (as defined under the Securities Exchange Act of 1934) with respect to the Issuer; (iii) disclose or direct any person to disclose, any intention, plan or arrangement inconsistent with the foregoing; or (iv) advise, assist or encourage, or direct any person to advise, assist or encourage any other person in connection with any of the foregoing. Gold Sino also agrees not to request the Issuer to amend or waive any provision of the foregoing restrictions. However, the foregoing restrictions will not, in any manner, limit or prohibit Gold Sino or any of its Affiliates, or any of their respective representatives from communicating privately with the Issuer's directors, officers or representatives so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications.

Pursuant to the Share Purchase Agreement, the Issuer has granted Gold Sino, effective as of the date on which the Closing occurs, certain registration rights with respect to the registration of the Purchased Shares under the Securities Act of 1933, as amended (the "Securities Act"). Specifically, the Issuer agrees to file a registration statement as promptly as reasonably practicable upon receipt of a request from Gold Sino to register certain registrable securities then held by Gold Sino under the Securities Act, subject to certain limitations set forth therein. The Issuer also agreed to provide customary "piggyback" registration rights with respect to such registrable securities and, subject to certain circumstances, to file a shelf registration statement to register under the Securities Act of such registrable securities.

This summary is qualified by the actual terms of the Share Purchase Agreement, a copy of which was attached as Exhibit 10.1 to the Issuer's current report on Form 6-K furnished to the SEC on March 12, 2026 and incorporated herein by reference.

The information set forth in or incorporated by reference into Items 3 and 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT INDEX

Exhibit
Number Description of Exhibit

99.1 Joint Filing Agreement, dated June 4, 2024, by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D furnished to the SEC on June 5, 2024)

99.2 Share Purchase Agreement, dated as of March 11, 2026, by and between Gogoro Inc. and Gold Sino Assets Limited (incorporated by reference to Exhibit 10.1 to the Issuer's Report on Form 6-K furnished to the SEC on March 12, 2026)

## Signatures
- Gold Sino Assets Limited: By: /s/ Yang Wen Chun, Yang Wen Chun / Director (03/12/2026)
- SAMUEL YIN: By: /s/ Samuel Yin, Samuel Yin (03/12/2026)